Exhibit 1.01
Conflict Minerals Report
NIKE, Inc. (including NIKE, Inc. and its subsidiaries, collectively, "we," "us," "our," "NIKE" or the "Company") has prepared this Conflict Minerals Report under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD thereunder (collectively, the "Conflict Minerals Rule") for the reporting period of January 1, 2016 to December 31, 2016 (the "reporting period").
Executive Summary
Tin, tantalum, tungsten, and gold (collectively, "Conflict Minerals" or “3TG”) are not necessary to the functionality or production of the majority of our products. Those products are therefore not in-scope for purposes of the Conflict Minerals Rule and are not discussed in this Report. We are filing this report because, after our reasonable country of origin inquiry required by the Conflict Minerals Rule, we had reason to believe that a portion of the 3TG necessary to the functionality or production of some of the athletic footwear, apparel, and equipment products that we contracted to manufacture may have originated in the Democratic Republic of the Congo or its adjoining countries (collectively, the "Covered Countries") and may not have come from recycled or scrap sources. Our in-scope products taken as a whole included tin, tungsten, tantalum, and gold, although each in-scope product did not contain all of these minerals.
We do not purchase 3TG directly from mines, smelters, or refiners. In addition, NIKE does not have manufacturing operations producing products that are in-scope under the Conflict Minerals Rule. Our in-scope products are contracted to be manufactured for us and our supply chain with respect to these products is complex (the suppliers of our in-scope products are referred to as "Covered Suppliers"). There are many third parties in the supply chain between the ultimate manufacturer of the products containing Covered 3TG (defined below) and the original source of the Covered 3TG. In addition, we must rely on our Covered Suppliers to provide information regarding the origin of the Covered 3TG in our products.

Reasonable Country of Origin Inquiry ("RCOI")

We conducted, in good faith, an RCOI with respect to the athletic footwear, apparel, and equipment products that we contracted to manufacture that contain or may contain 3TG that are necessary to the functionality or production of the products (we refer to these 3TG as the "Covered 3TG"). Our inquiry was reasonably designed to determine whether the Covered 3TG originated in the Covered Countries or came from recycled or scrap sources. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular the systems, processes, and procedures contemplated by Steps 1 and 2 of the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition, 2016) (the "OECD Due Diligence Guidance"). These processes and procedures are described below.

Consistent with the OECD Due Diligence Guidance framework, we have endeavored to determine the mine or location of origin of the Covered 3TG by requesting the Covered Suppliers provide us with a completed Conflict Minerals Reporting Template (“CMRT”) and through the other measures described in this Conflict Minerals Report. For 2016, the Covered Suppliers identified to us 319 smelters and refiners that may have processed the Covered 3TG. We concluded that 203 of these smelters and refiners sourced entirely from outside of the Covered Countries, including from recycled or scrap sources. Our conclusion as to the origin of the Covered 3TG is based on information provided by the Conflict-Free Sourcing Initiative (the “CFSI”) to its members.

Based on the results of our RCOI, we conducted due diligence for 2016. These due diligence efforts are discussed below.

Due Diligence Design

Design Framework
We designed our due diligence framework to conform, in all material respects, with the OECD Due Diligence Guidance.
Selected Elements of Design Framework

1.	Establish strong company management systems

A.	Adopt and communicate a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas
We have a 3TG policy, which is as follows:
“Under Rule 13p-1 of the Securities Exchange Act issued by the U.S. Securities and Exchange Commission (“SEC”), conflict minerals are defined as tin, tungsten, tantalum, and gold (“3TG”). SEC Registrants are required to (1) determine if conflict minerals are necessary to the functionality or production of products the Registrant manufactured or contracted to be manufactured, (2) undertake reasonable efforts to determine if the conflict minerals originated in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”), and finally, (3) report on the results of those procedures.
“The policy of NIKE, Inc. (“NIKE”) is to comply with all disclosure and reporting requirements under Rule 13p-1 of the Securities Exchange Act. NIKE conducts an annual survey of its supply chain and expects suppliers to participate fully in the activities related to NIKE’s conflict minerals program. NIKE supports the responsible sourcing of 3TG from the Covered Countries using CFSI compliant smelters and refiners. In addition, NIKE encourages smelters and refiners to participate in conflict-free sourcing certification programs. Our 3TG policy is distributed to appropriate employees and Covered Suppliers.”

B.	Structure internal management to support supply chain due diligence
We have an internal management team (the "Core Working Group") supporting our compliance program and supply chain due diligence. The Core Working Group consists of a Global Chemical Regulation & Legislation Manager, a Conflict Minerals and Chemistry Coordinator, and representatives from our Global Sourcing and Manufacturing, Sustainable Manufacturing and Sourcing, Product Safety, Controlling, Corporate Audit, Operations, Communications, and Legal business units. The Core Working Group meets as needed to implement systems and procedures reasonably designed to enable our compliance, and provides status updates to and receives guidance from an Executive Steering Committee composed of senior executives from our Global Sourcing and Manufacturing, Sustainable Manufacturing and Sourcing, Corporate Audit, and Legal business units.

C.	Establish a system of controls and transparency over the mineral supply chain
We conduct an annual survey of our supply chain through a third-party service provider as part of our RCOI and due diligence. Our third-party service provider provides data validation and preliminary risk assessment based on RCOI responses. We utilize the CMRT for our data collection. We maintain internal records relating to our 3TG compliance program for 5 years. These records are generally maintained by us or the third-party service provider in an electronic format.
NIKE publicly reports on the findings annually.

D.	Strengthen company engagement with suppliers
Our 3TG policy is distributed to appropriate employees and Covered Suppliers. We annually make available a training program on the reporting requirements for the Covered 3TG to the Covered Suppliers at no cost to them.

E.	Establish a company-level, or industry-wide, grievance mechanism as an early-warning risk-awareness system
We are a member of the CFSI. Interested parties who wish to voice grievances regarding the circumstances of mineral extraction, trade, handling and export in the Covered Countries may contact the CFSI at complaints@conflictfreesourcing.org. Grievances also may be submitted through our Alertline by telephone or through the Internet. Contact information for our Alertline is contained in our Code of Ethics, which is available at http://s1.q4cdn.com/806093406/files/doc_downloads/governance/2011-Inside-the-Lines-online-booklet-FINAL-11-10-26.pdf.

2.	Identify and assess risks in the supply chain

A.	Identify risks in the supply chain
We are a member of the CFSI and the Retail Industry Leaders Association's ("RILA") Responsible Sourcing Working Group. Participation in these industry groups helps us identify and assess risk in our supply chain and better understand industry-wide initiatives with respect to conflict-free sourcing of 3TG.
In regard to our specific supply chain, the Core Working Group determines potentially in-scope suppliers by determining which factory groups have contracts to manufacture NIKE products containing metal components during the reporting year. For 2016, we determined that certain of our athletic footwear, apparel, and equipment products were in-scope for purposes of our compliance. Not all of our products in each of these categories were in-scope. To help us identify the origin of the Covered 3TG in our supply chain, we send the CMRT, together with instructions on how to complete it, to the Covered Suppliers. We use a third-party service provider to assist with our outreach to the Covered Suppliers.

B.	Assess risks in the supply chain
We review the CMRTs provided by the Covered Suppliers against our internally developed review criteria. That review includes ensuring that all mandatory fields of the CMRT are completed and looking for warning signs indicating inaccuracies in the CMRT or indications that Covered 3TG may have originated in a Covered Country. When such a "red flag" is identified, we follow up with the Covered Supplier to confirm or gather more information about its response.
We compare the smelters and refiners provided by Covered Suppliers against the CFSI's list of Compliant (as defined on Exhibit A) smelters and refiners (the "Compliant Smelter List"), and related country of origin information provided by the CFSI to its members, to assess whether Covered Suppliers are using the 3TG from Compliant sources and to determine the origin of those 3TG.

3.	Design and implement a strategy to respond to identified risks

A.	Report findings of the supply chain risk assessment to designated senior management of the Company
The Core Working Group provides status updates and reports annual findings to the Executive Steering Committee.

B.	Devise and adopt a risk management plan
To mitigate the risk that the Covered Suppliers source Covered 3TG from the Covered Countries, our risk management plan includes the elements of our compliance program discussed in Items 1 and 2 above. Our risk mitigation is focused on our direct suppliers because that is where we have the most leverage. There are many third-parties in the supply chain between the ultimate manufacturers of NIKE branded products containing Covered 3TG and the original source of the Covered 3TG.

C.	Implement the risk management plan, monitor and track performance of risk mitigation efforts and report to senior management
Under our risk mitigation plan, we take such risk mitigation efforts as we deem to be appropriate based on the findings of our supply chain risk assessment and the particular facts and circumstances. Non-responses from any Covered Suppliers and any identified risks are escalated and handled by the appropriate Core Working Group members and product leadership.

D.	Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances

When risks are identified that require mitigation or a change in circumstances arises, NIKE reviews and undertakes additional fact and risk assessments.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
We are a member of the CFSI and, as such, financially support the CFSI's efforts and rely on it to coordinate the conduct of independent third-party audits of smelter and refiner due diligence practices on behalf of NIKE and other member companies. We utilize the independent audits conducted and otherwise recognized by the CFSI in connection with our due diligence.

5.	Report on supply chain due diligence
We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and place those disclosures on our public Internet website.
Due Diligence Performed
In furtherance of our Covered 3TG due diligence, we performed the measures discussed below for 2016. These are not all of the measures that we took in furtherance of our Covered 3TG compliance program and pursuant to the Conflict Minerals Rule and the OECD Due Diligence Guidance. For a discussion of the design of our due diligence measures, see “Due Diligence Design.”

•	We sent the CMRT, together with training on how to complete it, to the Covered Suppliers. We received completed CMRTs from 99% of the Covered Suppliers.

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We reviewed the completed CMRTs provided by the Covered Suppliers in accordance with our written criteria. When a "red flag" under our written criteria was identified, we followed up with the Covered Supplier to confirm or gather more information about its response.

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We compared the smelters and refiners identified by the Covered Suppliers against the Compliant Smelter List and related country of origin information made available by the CFSI to its members to determine which smelters and refiners identified in the CMRTs were listed as Compliant and the origin of the 3TG that they processed.

•	We submitted 3 non-standard smelters and refiners identified in our RCOI to the CFSI for validation.

•	The Core Working Group provided status updates to and received guidance from the Executive Steering Committee.

•	To further mitigate the risk of our Covered 3TG directly or indirectly financing or benefiting armed groups in the Covered Countries, we took the following additional steps:

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We made available a training program to the Covered Suppliers, at no cost to them, on the reporting requirements for Covered 3TG. The training program was intended to help ensure the quality and completeness of the CMRTs received from the Covered Suppliers.

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We sent a letter to the smelters and refiners identified by the Covered Suppliers that were not listed as Compliant by the CFSI, asking them to work with the CFSI’s Conflict-Free Smelter Program to become Compliant.

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We sent a letter to the smelters and refiners identified by the Covered Suppliers that were listed as Compliant by the CFSI, thanking them for their participation in a conflict-free smelter certification program, and encouraging them to continue such participation.

A summary of the facilities that may have been used to process the Covered 3TG, and the country of origin of the Covered 3TG if known, is contained on the attached Exhibit A to this Conflict Minerals Report. The country of origin information was derived from information made available by the CFSI to its members.
Future Risk Mitigation Efforts
We intend to continue to engage with our Covered Suppliers to obtain current, accurate, and complete information about our Covered 3TG supply chain, using the then current version of the CMRT. We also intend to continue to participate in the CFSI and the RILA Responsible Sourcing Work Group. On an annual basis, we plan to assess the effectiveness of our risk mitigation plan. In addition, we intend to continue to contact non-Compliant smelters and refiners identified by our Covered Suppliers to ask them to participate in a conflict-free smelter or refiner certification program.

EXHIBIT A
The Covered Suppliers use Covered 3TG from many smelters and refiners and generally do not trace the Covered 3TG purchased from particular smelters and refiners to a particular product. Therefore, the CMRTs we received during our RCOI were typically responses at a “company” level, rather than at a product specific level. For this reason, we cannot say with certainty that the Covered 3TG from the smelters and refiners identified on the CMRTs by the Covered Suppliers are contained in our products. In addition, following our due diligence process, we do not have sufficient information to determine the country of origin of at least a portion of the Covered 3TG.

Capitalized terms used and not otherwise defined in this Exhibit have the meanings set forth in the Conflict Minerals Report of which this Exhibit is a part. This Exhibit should be read together with the Conflict Minerals Report, since the Conflict Minerals Report contains information that may be relevant to an understanding of the information on this Exhibit.

The smelter and refiner information in Column 1 of Table 1 below was provided by the Covered Suppliers in connection with our RCOI or due diligence process, as applicable. These smelters and refiners appear on the CMRT’s Smelter Reference List tab. Column 2 indicates the identified smelters and refiners that are listed as Compliant by the CFSI.

Table 1: Facilities That May Have Processed Covered 3TG

Metal	Column 1 Known Smelters and Refiners	Column 2 Compliant Smelters and Refiners (1)
	Total	Total	% of Known Smelters and Refiners
Gold	142	93	65%
Tantalum	49	44	90%
Tin	83	67	81%
Tungsten	45	40	89%
TOTAL	319	244	76%
(1) "Compliant" means that a smelter or refiner is listed as compliant with the Conflict-Free Smelter Program’s ("CFSP") assessment protocols, including through mutual recognition and those classified as "Re-audit in progress" by the CFSP. Included smelters and refiners were not necessarily Compliant for all or part of 2016 and may not continue to be Compliant for any future period. Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by us.

Of the Compliant smelters and refiners identified to us by the Covered Suppliers, 203 sourced solely from outside of the Covered Countries, including from recycled or scrap sources. The table below provides information on the identified Compliant smelters and refiners that sourced in whole or in part from the Covered Countries. The foregoing determinations are from information made available by the CFSI to its members. We do not have country of origin information for smelters and refiners that are not listed as Compliant. In addition, the CFSI does not make available to its members country of origin information for some of the Compliant smelters and refiners.
Table 2: Country of Origin of 3TG

Metal	Sources From a Covered Country
	Total Smelters and Refiners Sourcing from the Covered Countries	% of Known Smelters and Refiners
Gold	0	0%
Tantalum	31	63%
Tin	5	6%
Tungsten	5	11%
TOTAL	41*	13%
*The 41 identified smelters are Compliant.